Exhibit 12.1

PDL BIOPHARMA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Amount in thousands, except for ratios)

						For the Three Months Ended March 31, 2014

	2009	2010	2011	2012	2013
Earnings:
Income before income taxes	$280,285	$150,370	$307,428	$327,133	$401,876	$115,604
Add: fixed charges	19,430	43,578	36,153	29,097	24,931	10,541
Earnings	$299,715	$193,948	$343,581	$356,230	$426,807	$126,145
Fixed Charges:
Interest expense[1]	$19,357	$43,529	$36,102	$29,036	$24,871	$10,525
Estimated interest portion of rent expense[2]	73	49	51	61	60	16
Fixed charges	19,430	$43,578	$36,153	$29,097	$24,931	$10,541
Ratio of earnings to fixed charges	15.43	4.45	9.50	12.24	17.12	11.97
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1 Interest expense includes amortization of debt discount and expenses.
2 Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness.